UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 9, 2013, CIBT Education Group Inc. (the “Company”) announced that it has entered into a non-binding Letter of Intent with Linkman International Language Institute of Hangzhou, People’s Republic of China to acquire 95% of the issued and outstanding share capital of Linkman.

Linkman International Language Institute was established in 2008 and is a language training institution operating two training centers located in Hangzhou, Zhejiang Province. Linkman offers English language training programs to elementary, middle school and high school students, as well as adults.

The acquisition is slated to close in early 2013, subject to the completion of satisfactory due diligence and entry into a definitive long form agreement. Further details of the transaction will be announced upon closing.

A copy of the news release is attached to this Form 6-K as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	January 9, 2013 News Release – “CIBT Signs LOI to Acquire Linkman International Language Institute in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 14, 2013	By:	/s/Toby Chu
Toby Chu President and Chief Executive Officer